Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Maguire Properties, Inc.:

We consent to the incorporation by reference in this registration statement on Form S-8 of Maguire Properties, Inc. of our reports dated March 16, 2009, with respect to the consolidated balance sheets of Maguire Properties, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ (deficit) equity and comprehensive (loss) income, and cash flows for each of the years in the three-year period ended December 31, 2008, and the effectiveness of internal control over financial reporting as of December 31, 2008, which reports appear in the December 31, 2008 Annual Report on Form 10-K/A of Maguire Properties, Inc.

/s/ KPMG LLP

Los Angeles, California
October 16, 2009